Exhibit 99.1

Weidai Ltd. Announces Preliminary Full Year 2021 Financial Results

Hangzhou, March 28, 2022 – Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its preliminary results of revenue, loss from operations and net loss for the full year 2021.

Preliminary, unaudited revenue of full year 2021 is expected to be in the range of RMB698 million to RMB708 million. Preliminary, unaudited loss from operations of full year 2021 is expected to be in the range of RMB744 million to RMB754 million. Preliminary, unaudited net loss of full year 2021 is expected to be in the range of RMB1,144 million to RMB1,154 million. Preliminary, unaudited cash and cash equivalents of full year 2021 are expected to be in the range of RMB225 million to RMB235 million.

Included above are certain estimated preliminary unaudited financial results for the full year ended December 31, 2021. We have provided ranges, rather than specific amounts, for these periods because these results are preliminary and subject to change, and there is a possibility that our actual results may differ materially from these preliminary estimates. These ranges are based on the information available to us as of the date of this announcement.

These estimated preliminary results for the full year 2021 are derived from the preliminary internal financial records of Weidai Ltd. and are subject to revisions based on our procedures and controls associated with the completion of our financial reporting, including the audit of our financial statements and all customary reviews and approvals.

These estimated preliminary results should not be viewed as a substitute for financial statements prepared in accordance with U.S. GAAP. Our independent registered public accounting firm has not audited and does not express an opinion or any other form of assurance with respect to these estimated preliminary results. It is possible that we or our independent registered public accounting firm may identify items that would require us to make adjustments to the preliminary estimates set forth above as we complete our financial statements and that our actual results may differ materially from these preliminary estimates. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual reports on form 20-F filed with the Securities and Exchange Commission.

Regulatory Developments

The Company commenced the process to exit the peer-to-peer lending business in May 2020. From July 2020 to December 2021, the Company closely cooperated with government authorities to promote a smooth exit of peer-to-peer investments. In July 2021, the Company, in cooperation with the relevant governmental authorities, repaid all outstanding net principal balances (the aggregate principal invested by a certain investor minus the aggregate amount that has been withdrawn by such investor) to investors on its platform. From December 2021 to date, the Company continues to consult government authorities to complete its exit of the peer-to-peer lending industry.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of “non-standard” collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; its ability to comply with existing or future laws and regulations related to data protection or data security; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria; litigation and negative publicity surroundings China -based companies listed in the U.S.; and the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Rene Vanguestaine

Tel: +86-10-5900-1548

E-mail: rvanguestaine@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

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